March 1, 2021

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Khosla Ventures Acquisition Co.

Registration Statement on Form S-1

Filed February 12, 2021, as amended

File No. 333-253096

Ladies and Gentlemen:

Pursuant to Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended (the “Act”), the undersigned, for itself and the several underwriters, hereby joins in the request of Khosla Ventures Acquisition Co. that the effective date of the above-referenced Registration Statement be accelerated so as to permit it to become effective at 4:00 p.m. Washington D.C. time on March 3, 2021, or as soon thereafter as practicable.

Pursuant to Rule 460 of the General Rules and Regulations under the Act, the undersigned advises that as of the date hereof, approximately 2250 copies of the Preliminary Prospectus dated March 1, 2021 are expected to be distributed to prospective underwriters and dealers, institutional investors, retail investors and others.

The undersigned advises that it has complied and will continue to comply with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

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[Signature Page Follows]

Very truly yours,

GOLDMAN SACHS & CO. LLC
as Representative of the Several Underwriters

By:	/s/ Olympia McNerney
	Name:	Olympia McNerney
	Title:	Managing Director

[Khosla I – Signature Page to Underwriter Acceleration Request Letter]